Exhibit (a)(5)(B)

ATLANTICUS HOLDINGS CORPORATION ANNOUNCES RESULTS OF TENDER OFFER TO PURCHASE UP TO $100.0 MILLION AGGREGATE PRINCIPAL AMOUNT
OF ITS OUTSTANDING 5.875% CONVERTIBLE SENIOR NOTES DUE 2035

ATLANTA, GA, June 29, 2014 - Atlanticus Holdings Corporation (NASDAQ: ATLC) (“Atlanticus”) today announced the expiration and results of its tender offer for up to $100,000,000 aggregate principal amount of its outstanding 5.875% Convertible Senior Notes due 2035 (CUSIP Nos. 20478N AC 4 and 20478N AD 2) (the “Notes”).
Pursuant to the Offer to Purchase dated June 23, 2014, as amended, the tender offer expired at midnight, New York City time, at the end of July 28, 2014. Based on the count by U.S. Bank National Association, the trustee and paying agent, $80,000 aggregate principal amount of Notes were validly tendered and not withdrawn pursuant to the Modified Dutch Auction consideration choice, with no purchase price specified. Notes with an aggregate principal amount of $476,000 were validly tendered pursuant to the fixed price consideration choice.
Since the minimum tender condition required for the fixed price consideration choice was not satisfied, Atlanticus will return all $476,000 aggregate principal amount of Notes tendered pursuant to the fixed price consideration choice. Atlanticus has accepted for payment $80,000 aggregate principal amount of Notes tendered pursuant to the Modified Dutch Auction consideration choice at a purchase price of $315 per $1,000 principal amount of such Notes, for a total cost of $25,200.

About Atlanticus
Atlanticus invests in businesses primarily focused in the financial services industry. Additional information about Atlanticus is available at www.atlanticus.com.